[SunTrust Letterhead]

October 26, 2012

Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549
Attention: Stephanie J. Ciboroski

Re:	SunTrust Banks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q filed May 4, 2012
File No. 001-089818

Ms. Ciboroski:

Per our discussion last Monday, below are our responses to your follow up questions.  I've listed below the topics that we discussed on the call and our response.

1)	TOPIC Reconciliation of Basel I to estimated Basel 3 capital ratio

RESPONSE
We plan to include in our third quarter of 2012 Form 10-Q in the Capital Resources section of MD&A our estimate of the Tier 1 common ratio based on the recent U.S. regulatory guidance, as outlined in the Notice of Proposed Rulemaking (NPR), and include a cross reference to the Reconcilement of Non U.S. GAAP Measures section of MD&A.  The following is an excerpt of those disclosures.

Capital Resources

……Furthermore, in June 2012, the Federal Reserve, FDIC and OCC issued several joint NPRs to address the implementation of the proposed Basel III regulatory capital framework for U.S. financial institutions, including proposed minimum capital requirements, definitions of qualifying capital instruments, and risk-weighted asset calculations. As proposed, it appears that risk-weighted assets will increase primarily due to the ranges of risk-weightings for residential mortgages, commercial real estate loans, and home equity loans, resulting in a decline in our Tier 1 common ratio. We continue to analyze the NPR; however, as currently proposed, we estimate our current Tier 1 common ratio would be approximately 7.9%, which is in excess of the proposed requirement. See "Reconcilement of Non U.S. GAAP Measures" in this MD&A for a reconciliation of the current Basel I ratio to the proposed Basel III ratio. [xx] comment letters on the NPR were submitted to regulatory agencies by their deadline for feedback of October 22, 2012. The agencies are expected to consider the feedback and draft a final rule, which could take several quarters to complete. Accordingly, the final rule may differ from the current NPR. Further, the NPR indicates a phase-in for the new capital rules with the proposed risk-weightings requirement not becoming effective until 2015. Notwithstanding the uncertainty surrounding the timing and content of the final rule, our current Tier 1 common ratio estimate that was determined using the NPR assumptions did not include the effect of any mitigating actions we may undertake to offset some of the

Ms. Stephanie Ciboroski
Securities and Exchange Commission
October 26, 2012

anticipated impact of the proposed capital changes. Our estimate of the current period Tier 1 common ratio under the NPR was calculated using the assumptions prescribed in the NPR, which can be found on the Federal Reserve's website. We monitor our capital structure to ensure it complies with current regulatory and prescribed operating levels and are taking into account these proposed regulations in our capital and strategic planning.

The reconciliation in the Non-GAAP disclosures table is essentially the same as slide 30 from our recent earnings release presentation filed on Form 8-K (see attachment 1).

2)	TOPIC NII Sensitivity - clarification regarding one year versus two year forecast horizon cited in our response letter and filings

RESPONSE
The NII sensitivity analysis that is disclosed in our MD&A is for a 1 year time horizon, as prescribed by Regulation S-K (section 305), based upon the assumed interest rate shocks.  Additionally as part of our ALM process, we perform other quantitative NII sensitivity analysis, which is not disclosed, using other economic assumptions over a two year time horizon.  To clarify that point, we will indicate that the quantitative NII sensitivity information is over a one year forecast horizon, as well as include the following discussion in our Market Risk from Non-Trading Activities section of MD&A in our Form 10-Q for the third quarter of 2012.

Market Risk from Non-Trading Activities

One of the primary methods that we use to quantify and manage interest rate risk is simulation analysis, which we use to model NII from assets, liabilities, and derivative positions under various interest rate scenarios and balance sheet structures. This analysis measures the sensitivity of NII over a two year time horizon, which differs from the interest rate sensitivities in Tables 15 and 16 which are prescribed to be over a one year time horizon. Key assumptions in the simulation analysis (and in the valuation analysis discussed below) relate to the behavior of interest rates and spreads, the changes in product balances and the behavior of loan and deposit clients in different rate environments. This analysis incorporates several assumptions, the most material of which relate to the repricing characteristics and balance fluctuations of deposits with indeterminate or noncontractual maturities.

3)	TOPIC Further Explanation of what NII and MVE Represent

RESPONSE	As discussed during the call, we plan to include the following in our Market Risk from Non-Trading Activities section of MD&A in our Form 10-Q for the third quarter of 2012.

Market Risk from Non-Trading Activities

The primary goal of interest rate risk management is to control exposure to interest rate risk, within policy limits approved by the Board. These limits and guidelines reflect our tolerance for interest rate risk over both short-term and long-term horizons. No limit breaches occurred during the first nine months of 2012.

The major sources of our non-trading interest rate risk are timing differences in the maturity and repricing characteristics of assets and liabilities, changes in the shape of the yield curve, and the potential exercise of explicit or embedded options. We measure these risks and their impact by identifying and quantifying exposures through the use of sophisticated simulation and valuation models, which as described in additional detail below, are employed by management to understand NII at risk and MVE at risk. These measures show that our interest rate risk profile is relatively neutral.

MVE and NII sensitivity are complementary interest rate risk metrics and should be viewed together.  NII sensitivity captures asset and liability repricing mismatches for the first year inclusive of forecast balance sheet changes and is considered a shorter term measure, while MVE sensitivity captures mismatches within the period end balance sheets through the financial instruments' respective maturities and is considered a longer term measure.

A positive NII sensitivity in a rising rate environment indicates that over the forecast horizon of one-year, asset based income will increase more quickly than liability based expense due to balance sheet composition. A negative MVE sensitivity in a rising rate environment indicates that the value of the financial assets will decrease more than the value of financial liabilities. A negative 100 basis point scenario is less meaningful in the current interest rate environment as interest rates are not expected to be negative, thus, different term points in the calculation cannot decrease by the full 100 basis points, which impact exposures in a non-intuitive manner.

4)	TOPIC Market Risk Management - disclosure of mix between fixed vs variable rate loans and other financial instruments

RESPONSE
The fixed versus variable interest rate structure of our financial instruments is included in our NII and MVE sensitivity analysis.  We chose to disclose in our MD&A the percentage of loans that are floating rate as we understand that some investors are interested in that metric.  However, expanding that disclosure to include other financial instruments could result in potentially misleading or misuse of information.  Furthermore, that information is not broadly disclosed throughout the industry, which causes its usefulness to be further constrained.  As you are aware, additional disclosures related to market and interest rate risk are currently under review by the FASB, so we'd prefer to wait for those disclosures to be effective and consistently applied by the industry before electing to provide more quantitative information related to the interest rate or term structure of our financial instruments.

Please feel free to call me (404) 588-8585 with any questions concerning our responses to the Staff's comments.

Very truly yours,

    /s/Tom Panther

Tom Panther
Senior Vice President
Principal Accounting Officer

cc:	Mr. Robert Swegle
Ernst & Young LLP, Coordinating Partner

Ms. Stephanie Ciboroski
Securities and Exchange Commission
October 26, 2012

Attachment 1

SELECTED QUARTERLY FINANCIAL DATA, continued
	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Reconcilement of Non U.S. GAAP Financial Measures
Net income available to common shareholders	$1,066	$211	$1,581	$424
Accelerated accretion for repurchase of preferred stock issued to U.S. Treasury	—	—	—	74
Net income available to common shareholders excluding accelerated accretion for repurchase of preferred stock issued to U.S. Treasury	$1,066	$211	$1,581	$498
Net income per average common share - diluted	$1.98	$0.39	$2.94	$0.81
Effect of accelerated accretion for repurchase of preferred stock issued to U.S. Treasury	—	—	—	0.14
Net income per average common share - diluted, excluding effect of accelerated accretion for repurchase of preferred stock issued to U.S. Treasury	$1.98	$0.39	$2.94	$0.95

Net income	$1,077	$215	$1,602	$573
Preferred dividends	(2)	(2)	(8)	(5)
U.S. Treasury preferred dividends and accretion of discount	—	—	—	(66)
Accelerated accretion for repurchase of preferred stock issued to U.S. Treasury	—	—	—	(74)
Dividends and undistributed earnings allocated to unvested shares	(9)	(2)	(13)	(4)
Net income available to common shareholders	$1,066	$211	$1,581	$424

Net interest income	$1,271	$1,263	$3,856	$3,771
FTE adjustment	30	30	93	84
Net interest income - FTE	1,301	1,293	3,949	3,855
Noninterest income	2,542	903	4,358	2,698
Total revenue - FTE	3,843	2,196	8,307	6,553
Net securities gains	(1,941)	(2)	(1,973)	(98)
Total revenue - FTE excluding net securities gains	$1,902	$2,194	$6,334	$6,455
Efficiency ratio [3]	44.90%	71.05%	57.94%	69.69%
Impact of excluding amortization of intangible assets other than MSRs	(0.43)	(0.50)	(0.46)	(0.51)
Tangible efficiency ratio [4]	44.47%	70.55%	57.48%	69.18%
Total shareholders’ equity	$20,399	$20,200
Goodwill, net of deferred taxes of $159 and $149, respectively	(6,210)	(6,195)
Other intangible assets, net of deferred taxes of $8 and $18, respectively, and MSRs	(888)	(1,120)
MSRs	831	1,033
Tangible equity	14,132	13,918
Preferred stock	(275)	(172)
Tangible common equity	$13,857	$13,746
Total assets	$173,181	$172,553
Goodwill	(6,369)	(6,344)
Other intangible assets including MSRs	(896)	(1,138)
MSRs	831	1,033
Tangible assets	$166,747	$166,104
Tangible equity to tangible assets [5]	8.48%	8.38%
Tangible book value per common share [2]	$25.72	$25.60

Total loans	$121,817	$117,475
Government guaranteed loans	(10,646)	(9,782)
Loans held at fair value	(390)	(452)
Total loans, excluding government guaranteed and fair value loans	$110,781	$107,241
Allowance to total loans, excluding government guaranteed and fair value loans [6]	2.02%	2.42%

($ in billions)
Tier 1 Common Equity - Basel I	$13.2
Adjustments from Basel I to Proposed Basel III [7]	(0.2)
Tier 1 Common Equity - Proposed Basel III [8]	$13.0

Ms. Stephanie Ciboroski
Securities and Exchange Commission
October 26, 2012

Risk-weighted Assets - Basel I	$133.9
Adjustments from Basel I to Proposed Basel III [9]	30.7
Risk-weighted Assets - Proposed Basel III	$164.6
Tier 1 Common Equity Ratio:
Basel I	9.8%
Proposed Basel III [8]	7.9
1We present total revenue-FTE excluding net securities gains. We believe noninterest income without net securities gains is more indicative of our performance because it isolates income that is primarily client relationship and client transaction driven and is more indicative of normalized operations.
2We present a tangible book value per common share that excludes the after-tax impact of purchase accounting intangible assets and also excludes preferred stock from tangible equity. We believe this measure is useful to investors because, by removing the effect of intangible assets that result from merger and acquisition activity as well as preferred stock (the level of which may vary from company to company), it allows investors to more easily compare our book value on common stock to other companies in the industry.
3Computed by dividing noninterest expense by total revenue - FTE. The FTE basis adjusts for the tax-favored status of net interest income from certain loans and investments. We believe this measure to be the preferred industry measurement of net interest income and it enhances comparability of net interest income arising from taxable and tax-exempt sources.
4We present a tangible efficiency ratio which excludes the amortization of intangible assets other than MSRs. We believe this measure is useful to investors because, by removing the effect of these intangible asset costs (the level of which may vary from company to company), it allows investors to more easily compare our efficiency to other companies in the industry. This measure is utilized by us to assess our efficiency and that of our lines of business.
5We present a tangible equity to tangible assets ratio that excludes the after-tax impact of purchase accounting intangible assets. We believe this measure is useful to investors because, by removing the effect of intangible assets that result from merger and acquisition activity (the level of which may vary from company to company), it allows investors to more easily compare our capital adequacy to other companies in the industry. This measure is used by us to analyze capital adequacy.
6We present a ratio of allowance to total loans, excluding government guaranteed and fair value loans, to exclude loans from the calculation that are held at fair value with no related allowance and loans guaranteed by a government agency that do not have an associated allowance recorded due to nominal risk of principal loss.
7Primarily relates to the impacts of unrealized securities AFS gains and accrued pension liabilities recognized in AOCI.
8The proposed Basel III calculations of Tier 1 common equity, risk-weighted assets, and the Tier 1 common equity ratio are based upon our interpretation of the notice of proposed rule making issued by the Federal Reserve in June 2012. The final Basel III ruling by the Federal Reserve is subject to potential changes from the proposed rulemaking, as is our interpretation of the rules.
9The largest differences between the risk-weighted assets as calculated under Basel I and the Basel III proposal relate to the risk-weightings for mortgage, home equity, and commercial real estate loans.

4